Schedule 13D
CUSIP No. G64626115	Page 1 of 9 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

NewLead Holdings, Ltd.

 (Name of the Issuer)

Common Shares, par value $.01 per share

(Title of Class of Securities)

G64626115

(CUSIP Number)

Prime Shipping Holding Ltd

17-21B Agias Zonis Street, Eleni Court

CY-3027 Limassol, Cyprus

+357 25818830

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. G64626115	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Prime Shipping Holding Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

	7	SOLE VOTING POWER
-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		176,505,785 Common Shares
OWNED BY		(see Item 5)
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH:		-0-

	10	SHARED DISPOSITIVE POWER
176,505,785 Common Shares
(see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

176,505,785 Common Shares (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.9% (see Item 5)

14	TYPE OF REPORTING PERSON*

CO

Schedule 13D
CUSIP No. G64626115	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Philippos Philis (in the capacity described herein)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Cyprus

	7	SOLE VOTING POWER
-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		176,505,785 Common Shares
OWNED BY		(see Item 5)
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH:	-	-0-

	10	SHARED DISPOSITIVE POWER
176,505,785 Common Shares
(see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

176,505,785 Common Shares (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.9% (see Item 5)

14	TYPE OF REPORTING PERSON*

IN

Schedule 13D
CUSIP No. G64626115	Page 4 of 9 Pages

Item 1. Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the common shares, $.01 par value (the “Common Shares”), of NewLead Holdings, Ltd., a Bermuda corporation (“Issuer”). The principal executive office of the issuer of such securities is located at 83 Akti Miaouli & Flessa Street, 185 38 Piraeus, Greece.

Item 2. Identity and Background.

Prime Shipping Holding Ltd (“PSHL”) is a Marshall Islands corporation whose principal business is holding securities of the Issuer. PSHL is a holding company of various other companies involved mainly in the business of ship owning, ship management and shipping operations. The address of PSHL’s principal office is 17-21B Agias Zonis Street, Eleni Court, P.O. Box 54970, CY-3027 Limassol, Cyprus.

Philippos Philis (“Mr. Philis”) is the sole director of PSHL. The address of his principal office is 17-21B Agias Zonis Street, Eleni Court, P.O. Box 54970, CY-3027 Limassol, Cyprus. Mr. Philis is a citizen of the Republic of Cyprus.

During the past five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) was or is subject to judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3. Source and Amount of Funds or Other Consideration.

Effective January 31, 2013, pursuant to the terms of a settlement and standstill agreement (the “Settlement Agreement”) among Australia Holdings Ltd., Brazil Holdings Ltd., China Holdings Ltd., Grand Rodosi Inc. and the Issuer (the “Obligors”) and Prime Mountain Shipping Ltd, Prime Lake Shipping Ltd, Prime Time Shipping Ltd, Prime Hill Shipping Ltd and Prime Mountain Maritime Ltd, Prime Lake Maritime Ltd, Prime Time Maritime Ltd and Prime Hill Maritime Ltd (the “Obligees”), PSHL was issued (i) 109,839,119 Common Shares (the “Shares”) and (ii) $50,000,000.00 aggregate principal amount of the Issuer’s 4.5% Senior Convertible Note due 2022 (the “Note”), in consideration for the settlement of amounts owing from the Obligors to the Obligees pursuant to various agreements that had been entered into between the Obligors and Obligees. The Shares and the Note are referred to herein as the “Securities”.

The Note is convertible, at PSHL’s option, at any time prior to the close of business on the maturity date or earlier upon redemption or repurchase in accordance with its terms. PSHL has the right to convert the principal amount of the Note, or any portion of such principal amount which is at least $1,000 (or such lesser principal amount of the Note as shall be outstanding at such time), plus accrued and unpaid interest, into that number of fully paid and non-assessable Common Shares obtained by dividing (1) the sum of (x) the principal amount of the Note or portion thereof being converted plus (y) accrued and unpaid interest on the portion of the principal amount of the Note being converted to the applicable conversion date plus (z) accrued and unpaid default interest, if any, on the amount referred to in the immediately preceding clause (y) to the applicable conversion date by (2) the Conversion Price (as defined below) in effect on the applicable conversion date. The “Conversion Price” means an amount equal to 80% of the arithmetic average of the daily VWAPs of the Common Shares for all of the trading days during the period of 30 consecutive trading days ending on and including the trading day immediately preceding the conversion date.

Schedule 13D
CUSIP No. G64626115	Page 5 of 9 Pages

Item 4. Purpose of Transaction.

Except as described herein, the Reporting Persons acquired the Securities for general investment purposes. The Reporting Persons intend to review on an ongoing basis the Issuer's financial condition, business operations and prospects. Based on such evaluation and review, the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities of the Issuer, or cease buying or selling securities of the Issuer.

Except as described in this Item 4, the Reporting Persons have no present plans or proposals which relate or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer,

(b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries,

(d) any change in the present board of directors or management of the Issuer,

(e) any material change to the present capitalization or dividend policy of the Issuer,

(f) any other material change in the Issuer's business or corporate structure,

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person,

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association,

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) The percent ownership is calculated based upon an aggregate of 701,904,963 shares (the “Outstanding Shares”) outstanding upon consummation of a certain capital contribution transaction as reported in the Issuer’s Form 6-K furnished under the Securities Exchange Act of 1934, as amended, on January 23, 2013. In addition, based upon the conversion price of the Note as of January 31, 2013, there are 66,666,666 Common Shares (the “Underlying Shares”) issuable to PSHL upon conversion of Note, such number subject to change based on changes to the conversion price of the Note in accordance with its terms (as described in Item 3 above).

Schedule 13D
CUSIP No. G64626115	Page 6 of 9 Pages

Accordingly, the percentage interest calculation of the Reporting Persons set forth below for the aggregate number of outstanding shares (the “Aggregate Shares Outstanding”) was calculated by dividing (A) the sum of the Aggregate Number of Shares Beneficially Owned by (B) the sum of the Outstanding Shares plus the Underlying Shares. Pursuant to Rule 13d-3 of the Act, the aggregate number and percentage of Common Shares that may be deemed to be beneficially owned by each Reporting Person is as follows:

	Aggregate Number		Percentage of
	of Shares		Aggregate Shares
Reporting Person	Beneficially Owned		Outstanding

Prime Shipping Holding Ltd	176,505,785	*	22.9%
Philippos Philis	176,505,785	*	22.9%

(b) The number of Common Shares as to which there is sole power to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is as follows:

	Sole Power	Shared Power		Sole Power	Shared Power
	to	to		to	to
	Vote or	Vote or		Dispose or	Dispose or
	Direct the	Direct the		Direct	Direct
Reporting Person	Vote	Vote		Disposition	Disposition

Prime Shipping	0	176,505,785	*	0	176,505,785	*
Holding Ltd
Philippos Philis	0	176,505,785	*	0	176,505,785	*

*Certain of the Common Shares reported as beneficially owned are shares that PSHL has the right to acquire upon conversion of the Note. The conversion price of the note is equal to 80% of the arithmetic average of the daily VWAPs of the Common Shares for all of the trading days during the period of 30 consecutive trading days ending on and including the trading day immediately preceding a conversion date. The amount reported as beneficially owned is based on such price on January 31, 2013.

Mr. Philis serves as the Sole Director and Chief Executive Officer of PSHL. By reason of such relationship, Mr. Philis may be deemed to share voting and dispositive power over the Common Shares listed as beneficially owned by PSHL. Mr. Philis disclaims beneficial ownership of the Common Shares listed as beneficially owned by PSHL or any other person reporting on this Schedule.

(c) Except as described in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Shares during the past 60 days.

(d) Each of the Reporting Persons affirms that except as described below, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Securities. The shareholders of PSHL have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the Securities beneficially owned by PSHL in accordance with their ownership interests in PSHL.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Schedule 13D
CUSIP No. G64626115	Page 7 of 9 Pages

As described above, PSHL was issued the Securities pursuant to the Settlement Agreement.

In connection with the issuance of the Securities, the Issuer has agreed to file with the Securities and Exchange Commission a Registration Statement covering the resale of the Shares and the Common Shares issuable upon conversion of the Note.

Except as stated herein, to the best knowledge of each Reporting Person, no Reporting Person is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including by not limited to, any transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, divisions of profit or loss, or the giving or withholding of proxies.

The summary of the Note and the Registration Rights Agreements contained in this Schedule is not intended to be complete and are qualified by reference to the form of such agreements and securities, included as Exhibits 99.1 and 99.3 respectively, which are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement, dated as of April 11, 2013, among Prime Shipping Holding Ltd and Philippos Philis.

Exhibit 99.2 Form of 4.5% Senior Convertible Note due 2022 issued to Prime Shipping Holding Ltd incorporated herein by reference to Exhibit 99.3 to the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on February 19, 2013.

Exhibit 99.3 Form of Registration Rights Agreement, dated as of December 5, 2012, between the Issuer and Prime Shipping Holding Ltd incorporated herein by reference to Exhibit 99.1 to the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on February 19, 2013.

Schedule 13D
CUSIP No. G64626115	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Date: April 11, 2013	PRIME SHIPPING HOLDING LTD

	By:	/s/ Philippos Philis
Name: Philippos Philis
Title: Sole Director

Date: April 11, 2013	/s/ Philippos Philis
Philippos Philis